UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FGI Industries Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41207	98-1603252
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

906 Murray Road East Hanover, New Jersey	07936
(Address of principal executive offices)	(Zip Code)

David Bruce, telephone: (973) 428-0400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

As required by Rule 13p-1 of the Securities Exchange Act of 1934, FGI Industries Ltd. (“the Company”) conducted a review of its products to determine whether any conflict minerals (Cassiterite, Columbite-Tantalite, Wolframite, Gold, or their derivatives) are necessary to the functionality or production of those products. As part of this review, the Company reviewed bills of materials and queried suppliers to determine whether the Company’s products possibly include conflict minerals. The Company determined that, for the period from January 1 through December 31, 2023, tin, tungsten and tantalum are in the raw material used in the internal components of certain shower doors and tin is used in the internal components of certain LED mirrors.

The Company conducted a reasonable country of origin inquiry with these suppliers, and each supplier provided written assurance that the minerals did not originate from the Democratic Republic of the Congo or its adjoining countries.

This information is also publicly available at the Company’s website at https://www.fgi-industries.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FGI Industries Ltd.

By:	/s/ David Bruce	5/17/2024
(Date)
Name:	David Bruce
Title:	Executive Chief Executive Officer